UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment Of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Hansberger International Series

3.	Securities and Exchange Commission File No.: 811-07729

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[    ]            Initial Application     [X]            Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

399 Boylston Street

Boston, MA 02116

(617) 449-2700

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Coleen Downs Dinneen

C/O NGAM Advisors, L.P.

399 Boylston Street

Boston, MA 02116

(617) 449-2810

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Investment Company Act of 1940 (the “Act”) [17 CFR 270.31a-1, .31a-2]:

Boston Financial Data Services, Inc. 2000 Crown Colony Drive Quincy, MA 02169 (888) 772-2337	Hansberger Global Investors, Inc. 401 East Las Olas Boulevard, Suite 1700 Fort Lauderdale, Florida 33301 (617) 449-2810

State Street Bank and Trust Company 225 Franklin Street Boston, Massachusetts 02110 (617) 786-3000	NGAM Distribution, L.P. 399 Boylston Street Boston, Massachusetts 02116 (617) 449-2810

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]	Management Company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Hansberger Global Investors, Inc.

401 East Las Olas Boulevard, Suite 1700

Fort Lauderdale, Florida 33301

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

NGAM Distribution, L.P.

399 Boylston Street

Boston, Massachusetts 02116

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]            Yes             [X]            No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]            Yes             [  ]            No

If Yes, state the date on which board vote took place: April 25, 2014

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]            Yes             [  ]            No

If Yes, state the date on which the shareholder vote took place: July 21, 2014

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]            Yes             [  ]            No

(a) If Yes, list the date(s) on which the fund made those distributions: July 31, 2014

(b) Were the distributions made on the basis of net assets?

[X]            Yes             [  ]            No

(c) Were the distributions made pro rata based on share ownership?

[X]            Yes             [  ]            No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

On July 31, 2014, International Growth Fund, a series of Hansberger International Series (the “Acquired Fund”), merged into Madison Hansberger International Growth Fund, a series of Madison Funds (the “Acquiring Fund”). In the Merger, shareholders of the Acquired Fund received shares of the Acquiring Fund with the same aggregate net asset value as their shares of the Acquired Fund. The aggregate net asset value of shares of the Acquiring Fund received was equal to the Acquired Fund’s aggregate net asset value as of July 31, 2014.

(e) Liquidations only: Not Applicable

Were any distributions to shareholders made in kind?

[  ]            Yes              [  ]            No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not Applicable

Has the fund issued senior securities?

[  ]            Yes              [  ]            No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[  ]            Yes              [X]            No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

The fund does not have any shareholders as of the date of this filing. The fund intends to use the remaining assets noted in Question 20(a) to cover its remaining liabilities described in Question 21(a), which relate to series of the fund that were liquidated prior to the Merger.

(b) Describe the relationship of each remaining shareholder to the fund: Not Applicable

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]            Yes              [X]            No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Although the fund does not have any shareholders as of the date of this filing, a portion of the liabilities described in Question 21(a) relates to distributions payable to former shareholders of a series of the fund that was liquidated prior to the Merger. The fund is seeking to identify all of the former shareholders to whom these distributions are payable.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

    (See question 18 above)

[X]            Yes             [  ]            No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Cash - $137,851

(b) Why has the fund retained the remaining assets? The Fund has remaining assets in order to cover its remaining obligations.

(c) Will the remaining assets be invested in securities?

[  ]            Yes             [X]            No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]            Yes             [  ]            No

If Yes,

(a) Describe the type and amount of each debt or other liability:

Accrued Expenses	$ 2,224
Distributions Payable	90,521
Payable to Advisor	21,930
Other Payables	23,176

$137,851

(b) How does the fund intend to pay these outstanding debts or other liabilities?

The Fund intends to use the cash balance noted in Question 20(a).

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$76,373
(ii)	Accounting expenses:	16, 210
(iii)	Other expenses (list and identify separately):
	(a) Transfer agency services:	12,283
	(b) Printing and mailing:	2,630
	(c) Blue Sky:	2,200
	(d) Miscellaneous	12,596
(iv)	Total expenses (sum of lines (i)-(iii) above):	$122,292

(b) How were those expenses allocated?

All expenses were allocated to either Hansberger Global Investors, Inc., the investment adviser to the Acquired Fund or to Madison Asset Management, LLC, the investment adviser to the Acquiring Fund.

(c) Who paid those expenses?

$76,043 was paid by Hansberger Global Investors, Inc. and $46,249 was paid by Madison Asset Management, LLC.

(d) How did the fund pay for unamortized expenses (if any)? Not Applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]            Yes             [X]            No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: Not Applicable

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]            Yes             [X]            No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not Applicable

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]            Yes             [X]            No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Madison Hansberger International Growth Fund, a series of Madison Funds

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-08261

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form N-14 type used and date the agreement was filed:

333-195528 Form N-14 filed April 28, 2014

(d)	If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hansberger International Series; (ii) he is the Assistant Secretary of Hansberger International Series and (iii) all actions by shareholders, trustees and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

/s/ John DelPrete
John DelPrete